Collexis Holdings, Inc.
1201 Main Street
Suite 980
Columbia, South Carolina 29201
Via Edgar

October 29, 2007

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Jessica Barberich, Staff Accountant

Re:	Collexis Holdings, Inc. Item 4.02 Form 8-K Filed October 16, 2007 File No. 001-33495

Dear Ms. Barberich:

This letter supplements the letter dated October 24, 2007 and filed as correspondence by our counsel, Charles D. Vaughn of Nelson Mullins Riley & Scarborough LLP, in response to the Staff’s comment letter dated October 19, 2007 regarding the Current Report on Form 8-K of Collexis Holdings, Inc. referenced above. In response to your voicemail to Mr. Vaughn on October 26, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responds appropriately to your request. If you have any questions, please contact me at (803) 727-1117. Please send correspondence via facsimile to me at (404) 322-6085.

Sincerely,

/s/ William D. Kirkland
William D. Kirkland Chief Executive Officer Collexis Holdings, Inc.
cc: Charles D Vaughn, Esq.